SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2012 and 2011.This report is dated March 22, 2013 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2012 and 2011, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying consolidated financial statements for the year ended December 31, 2012 and the comparative year ended December 31, 2011 have been prepared by the Company in accordance with International Financial Reporting Standards “IFRS” as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008 and residual interests therein for US$10.1 million in 2010.  Seabridge’s current principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($000's- except per share amounts)	2012	2011	2010
Corporate and administrative costs	(15,832)	(19,840)	(5,780)
Gain on disposition of assets	1,076	154	10,180
Impairment of marketable securities	(1,216)	-	-
Interest income	412	653	440
Other income - flow-through shares	5,739	195	-
(Loss) gain on convertible debenture	-	(758)	486
Other	(64)	(4)	1,093
Income taxes	(2,624)	(498)	(3,096)
Net (loss) gain	(12,509)	(20,098)	3,323
Basic loss per share	(0.29)	(0.48)	0.08
Diluted loss per share	(0.29)	(0.48)	0.08

Summary balance sheets ($000's)	2012	2011	2010
Current assets	53,952	59,908	35,816
Non-current assets	209,651	168,811	144,406
Total assets	263,603	228,719	180,222
Current liabilities	10,563	8,272	3,769
Non-current liabilities	4,510	3,085	2,640
Equity	248,530	217,362	173,813
Total liabilities and equity	263,603	228,719	180,222
Results of Operations

The net loss for the year ended December 31, 2012 was $12.5 million or $0.29 per share compared to a net loss of $20.1 million or $0.48 per share for 2011.

The main expenses contributing to the losses in both 2012 and 2011 were corporate and administrative costs, and in particular, stock based compensation. In 2011, the fair value of two grants of options, previously unrecognized, were recognized in 2011 and added to significant costs in that year. Other costs that have contributed to net loss in 2012 are the impairment of marketable securities and deferred income tax expenses. Counteracting the net loss was the recognition of other income relating to the flow-through financing completed in 2011 and late 2012. These items are discussed further below.

In 2012, corporate and administrative expenses decreased by $4.0 million, resulting from the reduced stock-based compensation. In 2012, amortization of the fair value of options granted in 2010 and 2011 represented 91% or $9.7 million of the $10.7 million recognized in the year. The remaining $1.0 million represented the fair value of compensation for stock options issued in 2012. Approximately $7.0 million of stock-based compensation related to stock option grants in 2010, 2011 and the current year will be amortized and charged to the statement of operation in 2013 and 2014. A summary of grants, fair values and charges to the statement of operations is as follows:

Options granted (000's except number of options and exercise prices)	Number of options	Exercise price	Fair value	Expensed prior to 2011	Expensed in 2011	Expensed in 2012	Remaining balance to be expensed
August 8,2007	120,000	29.60	792	749	43	-	-
December 8, 2008	515,000	10.54	3,043	-	3,043	-	-
December 20, 2010	950,000	29.75	12,363	205	8,654	2,568	936
March 1, 2011	200,000	28.80	3,274	-	1,705	1,364	205
March 29, 2011	150,000	30.42	2,552	-	1,134	1,134	284
June 29, 2011	50,000	27.39	583	-	93	183	307
December 12, 2011	550,000	21.98	6,454	-	245	4,490	1,719
March 7, 2012	25,000	21.54	305	-	-	251	54
June 27, 2012	100,000	14.70	839	-	-	288	551
September 11, 2012	180,000	17.32	1,749	-	-	358	1,391
December 12, 2012	165,000	17.52	1,581	-	-	55	1,526
					14,917	10,691	6,973

Other corporate and administrative expenses also include employee, professional and general and administrative costs. On a combined basis, employee costs and professional fees increased in 2012 as the Company increased the number of appointed officers. In addition, bonus remuneration increased slightly, commensurate with corporate achievements. General and administrative costs decreased in the year as the Company experienced a decrease in communication, investor relations and travel costs. Staff levels and related employee costs, are not expected to increase significantly in 2013 now that the environmental permit applications have been submitted for the KSM project. General and administrative costs are expected to remain at current levels in 2013.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties, and holds an investment in a gold exchange traded receipt, issued by the Canadian Mint. All of the investments trade on Canadian stock exchanges and are susceptible to significant fluctuations in market value. The trend of weakening prices for junior resource companies over the past twelve months pointed to uncertainty of the full recoverability of these investments and the Company recorded a $1.2 million impairment charge to the statement of operations. Depending on market conditions in 2013, further impairment may be necessary.

In 2012, as part of the Company’s strategy to concentrate on its two core projects, KSM and Courageous Lake, the Company entered into an agreement with Banks Island Gold Ltd. (“Banks Island”) to option its 100% interest in the Red Mountain Project.  Under the terms of the agreement Banks Island paid $1.0 million in cash and issued 4,000,000 of its common shares to the Company. Banks Island must also pay the Company a further $1.5 million in cash on or before August 3, 2013, and pay the Company a final $9.5 million in cash on or before February 3, 2015.  The total value of cash and shares of $3.8 million was recorded first as a recovery against the carrying value of the mineral properties of $2.7 million, and the excess, or $1.1 million, was recorded as a gain on disposition of mineral properties on the statement of operations in 2012. The anticipated payments in 2013 and 2015 will be treated as gains in the respective year of receipt.

Interest income decreased slightly in 2012 over the comparable year and reflects the reduced cash balances in 2012. Rates have remained steady over the two fiscal years. The Company’s objective is to preserve the principal of its short-term investments and will seek to maximize the return it can attract, however, current economic indicators do not point to enhanced returns in the near term.

The Company recorded $5.7 million of other income in 2012, related to two private placements of flow-through shares it finalized in December 2011.  A combined premium of $5.5 million was recognized as a liability on the statement of financial position when the financing closed and $0.2 million was recognized as other income in 2011 for expenditures made in the last month of 2011. The premium reflects the value the investors paid for the renounced expenditures purchased and deductible to them for tax purposes. In 2012, as qualifying expenditures were made, the remaining premium of $5.3 million was fully recognized on the statement of operations as other income.

In November 2012, the Company completed two additional private placements of flow-through shares and recorded a similar premium of $6.7 million on the statement of financial position, at that time.  In December 2012, $0.5 million of the premium was recognized through other income on the statement of operations and the remaining $6.2 million will be recorded as income on the statement of operations in 2013 as qualifying expenditures on the projects are made.

In 2011, the Company recognized a $0.8 million loss on the conversion of a convertible debenture issued to the Company by ICN Resources Ltd. in place of cash that was due in 2010. The debenture matured 18 months from issuance, bore interest at 5% per annum and on October 17, 2011 the principal was converted to 1,750,000 shares of ICN and accumulated interest was received in cash.

The Company recognized a minimal foreign exchange loss in 2012 compared to a gain in 2011. The loss in 2012 and the gain in 2011 are attributable to the conversion of miscellaneous net assets denominated in US dollars. No significant fluctuations in gains or losses are expected in the near term due to the negligible exposure to foreign currencies.

The Company recognized $2.6 million of tax expense in 2012 versus $0.5 million in 2011. The majority of the expense in 2012, and all in 2011 was in recognition of the deferred tax liability for the potential unwinding of taxable temporary differences between the tax basis and book values of mineral properties. The Company has financed exploration activities in 2011 and 2012 with the proceeds from a flow-through financings and the renouncement of those expenditures, combined with the reduction in tax basis of the Company’s mineral properties by the proceeds received upon optioning non-core assets has diminished the tax basis and has contributed to the heightened deferred tax liability.

Quarterly Information

Selected financial information for each of the last eight quarters ended December 31, 2012 is as follows (unaudited):

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2012	3rd Quarter Ended September 30, 2012	2nd Quarter Ended June 30, 2012	1st Quarter Ended March 30, 2012
Revenue	-	-	-	-
Profit (loss) for period	(2,651)	(5,311)	(2,283)	(2,264)
Basic profit (loss) per share	(0.08)	(0.12)	(0.05)	(0.04)
Diluted profit (loss) per share	(0.08)	(0.12)	(0.05)	(0.04)

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2011	3rd Quarter Ended September 30, 2011	2nd Quarter Ended June 30, 2011	1st Quarter Ended March 30, 2011
Revenue	-	-	-	-
Profit (loss) for period	(5,069)	(3,706)	(7,298)	(4,025)
Basic profit (loss) per share	(0.12)	(0.09)	(0.18)	(0.09)
Diluted profit (loss) per share	(0.12)	(0.09)	(0.18)	(0.09)

In the fourth quarter of 2012, the Company continued to evaluate exploration results from the drilling programs at KSM and Courageous Lake and prepared for submission of an environmental assessment application/ environmental impact statement that was finalized early in 2013.

Mineral Interests Activities

During the year ended December 31, 2012, the Company incurred expenditures of $48.8 million, an increase of $7.5 million over 2011 when the Company spent $41.3 million on mineral interests. In both 2012 and 2011, virtually all of the expenditures were on KSM, amounting to $33.1 million (2011- $27.6 million), and $15.6 million (2011 - $13.2 million) on Courageous Lake.

Significant costs were incurred at KSM on the 2012 drilling program, resulting in an updated preliminary feasibility study, as well as preparing for submittal of an environmental assessment application/ environmental impact statement that was finalized early in 2013. The updated preliminary feasibility study, filed in June 2012, confirmed the mineral reserves of 38.2 million ounces of gold and 9.9 billion pounds of copper and updated certain engineering design changes, including an envisioned underground and block cave mining at the Mitchell deposit, revised access routes and lining of a portion of the tailings management facility, among other things. In addition, through the drilling program, a high-grade copper-gold zone below the Kerr deposit was discovered. The discovery has the best metal values found to date at KSM, and is favorably located for cost-effective exploitation. The discovery could significantly improve KSM’s projected economics and a 2013 drilling program has been established to follow up on the discovery.

In 2011, significant charges were incurred to prepare and finalize an updated preliminary feasibility study, which significantly increased mineral reserves and for drilling in the targeted search of higher grade material. The Company also spent considerable resources studying the effect of expanding planned mill throughput. Both the drilling and engineering studies resulted in a significant enhancement to the project’s economics.

Work is continuing at KSM and expenditures in 2013 are expected to be comparable to those incurred in 2012 as the Company follows up on the successful 2012 drilling program.

At Courageous Lake, work was completed on a significant drilling program that resulted in the discovery of a promising high grade gold occurrence approximately 10 kilometers south of the FAT deposit, where the Company has defined a 6.5 million ounce proven and probable gold reserve. The new discovery is known as Walsh Lake and appears to be the southern extension of the historical Tundra Gold Mine, a high grade gold mine which was abandoned in 1999. The targeted exploration area stretches 1.5 kilometers south from the former mine. The 2012 drill program confirmed a strike length of 850 meters and remains open to the north, up dip and at depth. A drilling program has been developed in 2013 to further explore the deposit and is expected to result in an initial resource estimation later in 2013.

In addition to the Walsh Lake discovery, the Company filed the first preliminary feasibility study (“PFS”) for Courageous Lake. The PFS was based on a single open-pit mining operation with on-site processing. A base case scenario was developed for the project incorporating an estimated 91.1 million tonnes of proven and probable reserves at an estimated average grade of 2.20 grams of gold per tonne feeding a 17,500 tonnes per day operation (6.1 million tonnes per year annual average throughput). This would yield a projected 15 year operation with average estimated annual production of 385,000 ounces of gold at a projected life of mine average cash operating cost of US$780 per ounce recovered. Start-up capital costs for the project were estimated at US$1.52 billion, including a contingency of US$187 million. At a gold price of US$1,384 per ounce (the 3 year trailing average gold price at the time of the study), the base case had an estimated US$1.5 billion pre-tax net cash flow, a US$303 million net present value at a 5% discount rate and an internal rate of return of 7.3%.

In 2012, the Company continued to actively divest of its non-core projects through dispositions or the optioning-off of its interests to third parties, who will focus their attention on the properties. By holding on to the common shares, received as consideration, or in some cases, net profits interests, the Company can continue to participate in the future success of the projects.

In 2012, the Company entered into an agreement with Banks Island Gold Ltd. to option its 100% interest in the Red Mountain Project.  Under the terms of the option agreement, in order to acquire the property, Banks Island Gold paid the Company $1 million and 4 million shares of Banks Island Gold valued at $2.8 million. In 2013 Banks Island Gold is required to pay the Company a further $1.5 million in cash and a final $9.5 million in cash on or before February 3, 2015.

Also in 2012, the Company transferred its interests in Nevada based projects to a newly created company called Wolfpack Gold Corp. (“Wolfpack”). Some of the properties have been optioned to Wolfpack and others were transferred in exchange for shares in Wolfpack. Although currently a private company, the Company has been made aware that the shares held in Wolfpack are subject to a merger transaction with Tigris Uranium Corp. whereby the combined entity will trade on the TSX Venture Exchange. The transaction is expected to take effect in the second fiscal quarter of 2013.

Liquidity and Capital Resources

In 2012, the Company closed two significant financings raising gross proceeds of $42.0 million.

On November 21, 2012, the Company closed two private placement financings totalling 1,100,000 flow-through common shares, at an average price per share of $21.85, raising gross proceeds of $24.0 million. The purchase price for 635,800 shares subscribed to, by residents of British Columbia, was $22.68 and represented a 44% premium over the market price of the Company’s shares on the day the financing closed. The purchase price for 464,200 shares subscribed to, by residents outside of British Columbia, was $20.72 and represented a 32% premium over the market price of the Company’s shares. For tax purposes, the Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  The Company has committed to spend the full $24.0 million on qualifying expenditures over a twelve month period beginning on November 21, 2012. From that date to December 31, 2012, the Company incurred $1.7 million of qualifying exploration expenditures and will spend $22.3 million in 2013.

In December 2012, the Company issued 1,004,491 common shares to Royal Gold Inc. (“Royal Gold”) at $17.92 per share raising gross proceeds of $18 million. This transaction was a follow-up transaction to a similar financing that closed in June 2011 and is further described below. The purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares and provided Royal Gold an option to acquire a 0.75% net smelter royalty on all gold and silver production sales from the KSM property for the lesser of $60 million or US$75 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. Combined with the option purchased in 2011, Royal Gold now holds an option to purchase a 2% net smelter royalty on all gold and silver production sales from the KSM for the lesser of $160 million or US$200 million.

In 2011, the Company closed two significant financings raising gross proceeds of $57.4 million.

In June 2011, the Company issued 1,019,000 common shares to Royal Gold at $29.44 per share raising gross proceeds of $30 million. The purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares and provided Royal Gold an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from the KSM property for the lesser of $100 million or US$125 million. The option is exercisable for the same period described in the 2012 financing above.

In December 2011, the Company closed two private placement financings of 500,000 flow-through common shares each, at an average price per share of $27.35, raising gross proceeds of $27.4 million. The purchase price for 500,000 shares subscribed to, by residents of British Columbia, was $28.58 and represented a 30.5% premium over the market price of the Company’s shares on December 6, 2011. The purchase price for 500,000 shares subscribed to, by residents outside of British Columbia, was $26.13 and represented a 19.3% premium over the market price of the Company’s shares on the same day.  For tax purposes, the Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  From December 6, 2011 to December 31, 2011, the Company incurred $976,000 of expenditures and the remaining $26.4 million was spent in 2012.

The Company’s working capital position, at December 31, 2012, was $43.4 million, down from $51.7 million at the end of 2011. Cash and short-term deposits at December 31, 2012 totaled $43.4 million, also down from $54.3 million as at December 31, 2011. In 2012 the Company received $0.3 million from the exercise of options, whereas in 2011, the Company received $3.8 million on exercise of options. In 2012, $1.0 million was received in cash as partial consideration for optioned mineral properties and an additional $3.5 million of cash is expected in 2013.

Cash utilized in operating activities, in 2012, was $4.2 million compared to $3.2 million in 2011.  Operating activities in the near-term are not expected to deviate significantly from current levels.

		Payments due by period
Contractual obligations ($000's)	Total	2013	2014-15	2016-17	After 2017
Mineral interests	3,177	403	1,146	1,063	565
Flow-through expenditures	22,337	22,337	-	-	-
Business premises operating lease	561	132	264	165	-
	26,075	22,872	1,410	1,228	565

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook

The Company has extensive exploration plans for 2013, both at KSM and Courageous Lake. The winter drill program has commenced at Courageous Lake and results from the program will dictate follow-up required in a summer program. At KSM, the drilling program will commence in late May or early June depending on snow-cover conditions and should run through to September. On a corporate front, the Company plans to continue to seek opportunities to either sell or joint venture one or both of the projects. A joint venture arrangement with a major mining partner would enable the Company to move the projects closer toward production.

Funds derived from the $24.0 million flow-through financing completed at the end of 2012 will be utilized to complete the above mentioned exploration projects.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting

The Company’s management, under the supervision of the CEO and the CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting.   Management conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework”  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, the CEO and CFO concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2012.

Shares Issued and Outstanding

At March 22, 2013, the issued and outstanding common shares of the Company totaled 45,556,376. In addition, there were 3,353,300 stock options granted and outstanding, including 665,000 options that are subject to shareholder approval. Assuming the exercise of all outstanding options, there would be 48,909,676 common shares issued and outstanding.

Related Party Transactions

During the year ended December 31, 2012, a private company controlled by a director of the Company was paid $87,000 (2011 - $35,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $343,750 (2011 - $337,500) for corporate consulting fees for services rendered; and a third director was paid $27,200 (2011 - $15,800) for geological consulting.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at December 31, 2012, $39,000 in liabilities to related parties remained outstanding. (December 31, 2011 - nil).

Changes in Accounting Standards Not Yet Adopted

IFRS 9 Financial Instruments - In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements - In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. The Company does not expect the impact of adopting IFRS 10 on the consolidated financial statements to be significant.

IFRS 11 Joint Arrangements - In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of IRFS 11 is on the rights and obligations of the parties involved in the joint arrangement. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. The Company does not expect the impact of adopting IFRS 11 on the consolidated financial statements to be significant.

IFRS 12 Disclosure of Interests in Other Entities - In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. The Company does not expect the impact of adopting IFRS 12 on the consolidated financial statements to be significant.

IFRS 13 Fair Value Measurement - In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. The Company does not expect the impact of adopting IFRS 13 on the consolidated financial statements to be significant.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. Due to the pre-development stage that the Company is currently in, and its business model, the Company does not believe that IFRIC 20 will have an impact on the consolidated financial statements in the foreseeable future.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices

Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves

The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves. The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, only KSM has a known body of commercial ore but has yet to receive operating permits nor adequate funding to advance the project to production. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs

Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties,

unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation

The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk

Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations

The Company currently has limited interests in properties located outside of Canada but holds interests in various projects within the United States. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses

The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deffered income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The company has net assets in Cananda and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated  for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilites. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilites or when it is probable that we will have enough taxable income in the future to recover them.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.